     As filed with the Securities and Exchange Commission on September 13, 2002
                           Registration No. 333-98795


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                                       To
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                               SONIC FOUNDRY, INC.

             (Exact Name of Registrant as specified in its charter)


              Maryland                            39-1783372
     (State of Incorporation)        (I.R.S. Employer Identification No.)

                               1617 Sherman Avenue
                                Madison, WI 53704
                                 (608) 256-3133

   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                                RIMAS BUINEVICIUS
                      Chairman and Chief Executive Officer
                               1617 Sherman Avenue
                                Madison, WI 53704
                                 (608) 256-3133

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                          Frederick H. Kopko, Jr., Esq.
                                 McBreen & Kopko
                          20 N. Wacker Dr., Suite 2520
                                Chicago, IL 60606

  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_] ______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
Title of Each Class of                               Proposed Maximum    Proposed Maximum
Securities to be                    Amount to be     Offering Price Per  Aggregate Offering  Amount of
Registered                          Registered       Share (1)           Price (1)           Registration Fee
-----------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value         721,000          $1.08               $778,680            $71.64
-----------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value,
underlying warrants (2)              75,000          $1.76 (3)           $132,000            $12.15
-----------------------------------------------------------------------------------------------------------------
Total                               796,000                              $910,680            $83.79
-----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales price, as reported on the NASDAQ National Market, on August 23, 2002.

(2) Represents the number of shares of common stock issuable upon exercise of certain warrants.

(3) Average weighted exercise price of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                   PROSPECTUS

                               SONIC FOUNDRY, INC.

796,000 Shares of Common Stock, Par Value $.01 per Share

This prospectus is part of a registration statement that covers 796,000 shares of our Common Stock (the "Shares"), consisting of (i) 221,000 shares we have issued to Digital Savant, Inc. pursuant to an asset purchase agreement wherein we purchased certain assets of Digital Savant, Inc.; (ii) 500,000 Shares (250,000 Shares each) we have issued to 1456097 Ontario Limited and 1456096 Ontario Limited in partial settlement of litigation; and (iii) 75,000 Shares issuable upon the exercise of certain warrants. These Shares may be offered and sold from time to time by certain of our stockholders (the "Selling Stockholders"). We will not receive any of the proceeds from the sale of the Shares.

The Selling Stockholders may sell the Shares from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution." Each Selling Stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Stockholders are payable individually by the Selling Stockholders.

Our Common Stock is quoted on the Nasdaq National Market under the symbol "SOFO". On August 23, 2002, the Common Stock was $1.04 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 27, 2002

                       WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Sonic Foundry, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

- Our Quarterly Reports on Form 10-Q for our first, second and third fiscal quarters ended December 31, 2001, March 31, 2002 and June 30, 2002;


- Our Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2001;


- Our Current Reports on Form 8-K filed on October 30, 2001, January 31, 2002 and February 15, 2002 and our current reports on Form 8-K/A filed on June 19, 2000, November 13, 2000 and December 21, 2001.

- All of our filings pursuant to the Exchange Act after the date of the filing of the initial registration statement and prior to the effectiveness of the registration statement; and

- The description of our common stock contained in our Exchange Act Registration Statement on Form 8-A, filed on April 20, 2000.

You may request free copies of these filings by writing or telephoning us at the following address: Investor Relations, 1617 Sherman Avenue, Madison, Wisconsin 53704, Telephone (608) 256-3133.

                           FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes", "anticipates", "plans", "expects", "may", "will", "would", "intends", "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors", that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                             SUMMARY OF THE BUSINESS

Company Overview

Sonic Foundry(R), Inc. was founded in 1991, incorporated in Wisconsin in March 1994 and merged into a Maryland corporation of the same name in October 1996. We conduct our business through Sonic Foundry, Inc. and three subsidiaries: Sonic Foundry Media Services, Inc., International Image Services, Inc. d/b/a Sonic Foundry Media Services and Sonic Foundry Media Systems, Inc. f/k/a Sonic Foundry Systems Group, Inc., which was created as the result of an acquisition completed in October 2001. Our executive offices are located at 1617 Sherman Avenue, Madison, Wisconsin, 53704 and our telephone number is (608) 256-3133. Our corporate website is http://www.sonicfoundry.com.

Our Media Software division writes software code and develops software solutions for the creation, manipulation, and delivery of digital media. Sonic Foundry software includes the ACID(R) line of products for digital music creation, the Sound Forge(R) line of products for digital audio editing, Vegas(R) Audio for digital audio creation and editing, Vegas(R) Video and VideoFactory(TM) for digital video editing and "Loops For ACID", which are CD compilations of digital audio for use with ACID.

Our Media Services division incorporates our existing technology and audio and video signal processing algorithms, including proprietary automation tools. Primary services include translating analog or digital tapes, CDs, films and other audio and video media into various compression and Internet streaming file formats, including multiple compression rates. Add-on services involve cleaning or filtering recordings for improved quality. In addition, we provide technical services to the television program distribution market, including preprocessing algorithms and technologies used for standards conversions (such as NTSC broadcast format to PAL broadcast format and vise versa) as well as improving analog to digital conversions.

Our Media Systems division was formed on October 15, 2001, when our wholly owned subsidiary, Sonic Foundry Media Systems, Inc. acquired the assets and assumed certain liabilities of MediaSite, Inc. MediaSite derived its core technology from a Carnegie Mellon University research effort funded by government agencies and private corporations. Using MediaSite's technology (hereafter, the "Media Systems technology "), we provide software solutions for the indexing, searching and retrieving of digital media assets such as pictures, text, audio and video clips, as well as solutions for automating publishing, managing and accessing digital media.

                                  RISK FACTORS

THE OVERALL ECONOMIC PROBLEMS IN THE TECHNOLOGY INDUSTRY HAVE WEAKENED OUR ABILITY TO RAISE CAPITAL AND ACHIEVE PROFITABLE OPERATIONS.

     The technology industry has been in a severe economic recession since mid-2000. Among other things, spending in the technology sector has shrunk, and stock prices have dropped precipitously. This has impacted us in many ways, including, most significantly, a drop in the demand for our products and services and a steep plunge in the market price of our common stock. In response, we have made significant cuts in our work force and in other areas, incurring a restructuring charge of $3.8 million in December 2000 and $1.2 million in September 2001. The technology industry in general, and our company in particular, has still not recovered from the economic recession. We lost $52.8 million in the first three quarters of fiscal 2002, including the cumulative effect of a change in accounting principle, and we may continue to lose money for the foreseeable future. Although we generated positive earnings before interest, taxes, depreciation and amortization ("EBITDA") in the quarter ended June 30, 2002 we may not achieve these results in the future and have cash needs in excess of that amount including quarterly interest and $330,000 per month principal payments on our convertible subordinated debt, capital lease payments, purchases of equipment and working capital. In addition, because of the extreme weakness in the price of our common stock, our access to capital markets has been severely restricted. We are evaluating various forms of additional financing including traditional bank credit, restructuring of our convertible notes and the sale of non-core assets. Although we believe our operations and financing activities will provide sufficient cash for at least the next twelve months, we cannot continue in business indefinitely without achieving a profit.

OUR EVOLVING MIX OF BUSINESS MAKES IT DIFFICULT TO EVALUATE OUR COMPANY.

     We were incorporated in 1994 and became a public company in 1998. For the first several years of our existence, we focused exclusively on selling software products. In fiscal 2000, we began, primarily through acquisitions, to focus on our media services group. In October 2001, we purchased MediaSite, Inc., thereby adding a third business segment - media systems - to our company. Due to our evolving business mix, an investor will have limited insight into trends that may emerge and affect our business. In addition, the revenue and income potential of the media systems business is unproven.

WE MAY CONTINUE TO INCUR NET LOSSES.

     We have incurred significant losses since our inception, $49.9 million in 2001; $34.9 million in 2000; $6.0 million in 1999; and $0.6 million in 1998, and we may never become profitable. As of June 30, 2002, we had an accumulated deficit of $145 million.

     We anticipate achieving breakeven during fiscal year 2003. However, we will continue to incur losses through fiscal year 2003 if:

        . The investors in our $7,125,000 offering of convertible subordinated debt do not convert their notes into common stock, requiring continued amortization of debt discount. Due to the economics of the transaction, we do not expect any substantial conversion until our stock reaches approximately $2.45; it currently trades at approximately $1.08;

        .  We are unable to continue to grow our revenues; or

        .  We increase our expenses above their current level.

IF OUR INVESTORS DO NOT CONVERT THEIR NOTES, WE WILL NEED TO RAISE ADDITIONAL WORKING CAPITAL.

     Our EBITDA was approximately $200,000 for the quarter ended June 30, 2002. Based on our current cash situation, we anticipate having sufficient working capital for at least the next twelve months. However, this forecast depends upon a sufficient number of investors converting their notes. If they fail to do so, we will need to obtain additional funds by the early part of next fiscal year to be able to make principal and interest payments on the notes. If no investors convert, these payments will be $330,000 per month, which will require us to raise additional funds. If we cannot do so, we may be required to curtail or scale back our operations. Because the stock price is currently well below the convert price of $2.45/share, it is doubtful that any of the investors will be converting in the near future.

WE MAY NOT EARN REVENUES SUFFICIENT TO REMAIN IN BUSINESS.

     Our ability to become profitable depends on whether we can sell our products, services and systems for more than it costs to produce and support them. Our future sales also need to provide sufficient margin to support our ongoing operating activities. The success of our revenue model will depend upon many factors including:

        . The extent to which consumers and businesses use our products, services and systems;

        .  Our ability to introduce new digital media services and applications;

        .  Our success in adapting to changes in the marketplace; and

        . Our ability to upgrade and enhance our technologies to accommodate expanded digital media service and application offerings.

     Because of the recession in the technology market, the early stage of our media systems business segment, and the evolving nature of our business, we cannot predict whether our revenue model will prove to be viable, whether demand for our products, services and systems will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable.

WE MUST CONTINUALLY DEVELOP NEW PRODUCTS, SERVICES AND SYSTEMS WHICH APPEAL TO OUR CUSTOMERS.

     Our products, services and systems are subject to rapid obsolescence and our future success will depend upon our ability to develop new products, services and systems that meet changing customer and marketplace requirements. There is no assurance that we will be able to successfully:

          .    Identify new product, service and system opportunities; or

          . Develop and introduce new products, services and systems to market in a timely manner.

     Even if we are able to identify new opportunities, our working capital constraints limit our ability to pursue them. If we are unable to identify and develop and introduce new products, services and systems on a timely basis, demand for our products, services and systems will decline.

     We must identify and develop markets for our products, services and systems. A suitable market for our products, services and systems may not develop or, if it does develop, it may take years for the market to become large enough to support significant business opportunities. Even if we are able to successfully identify, develop, and introduce new products, services and systems, there is no assurance that a suitable market for these products, services and systems will materialize. The following factors could affect the success of our products, services and systems and our ability to address sustainable markets:

          . The failure of our business plan to accurately predict the types of products, services and systems the future marketplace will demand;

          . Our limited working capital may not allow us to commit the resources required to adequately support the introduction of new products, services and systems;

          . The failure of our business plan to accurately predict the estimated sales cycle, price and acceptance of our products, services and systems; or

          . The development by others of products, services and systems that makes our products, services and systems noncompetitive or obsolete.

CONTINUED COMMERCIAL FAILURE OF INTERNET-BASED BUSINESSES COULD REDUCE DEMAND FOR OUR DIGITAL MEDIA SERVICES AND SYSTEMS.

     The substantial proportion of customers for our digital media services have been Internet-based businesses and we expect that in the future, a majority of our customers will be these types of businesses.

     Our business prospects and revenues would be harmed by the continued commercial failure or diminished commercial prospects of these or like customers. In addition, if such customers continue to have difficulty raising additional capital to fund their operations, our business prospects and revenues would be harmed.

THERE IS A GREAT DEAL OF COMPETITION IN THE MARKET FOR DIGITAL MEDIA SYSTEMS AND SERVICES, WHICH COULD LOWER THE DEMAND FOR OUR SYSTEMS AND SERVICES.

     The market for digital media services and systems is relatively new, and we face competition from in-house digital services by potential customers, other vendors that provide outsourced digital media services and other companies that directly provide digital media applications. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for Internet media services and systems, the more competitors are likely to emerge including turnkey Internet media application and service providers; streaming media platform developers; digital music infrastructure providers; digital media applications service providers (including for digital musical subscription) and video post production houses.

     The presence of these competitors could reduce the demand for our systems and services, and we may not have the financial resources to compete successfully.

OUR MEDIA SERVICES AND SYSTEMS BUSINESS MODEL IS UNPROVEN, MAKING IT DIFFICULT TO FORECAST OUR REVENUES AND OPERATING RESULTS.

     Our services and systems business model is based on the premise that digital media content providers and developers will outsource a large percentage of their digital service and content management needs. Our potential customers may rely on internal resources for these needs. In addition, technological advances may render an outsourced solution unnecessary, particularly as new media content is created in a digital format. Market acceptance of our services may depend in part on reductions in the cost of our services so that we may offer a more cost effective solution than both our competitors and our customers doing the work internally. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and may not lead to improved gross margins. In order to remain competitive, we expect to reduce the cost of our services through design and engineering changes. We may not be successful in reducing the costs of providing our services.

THE TECHNOLOGY UNDERLYING OUR PRODUCTS, SERVICES AND SYSTEMS IS COMPLEX AND MAY CONTAIN UNKNOWN DEFECTS THAT COULD HARM OUR REPUTATION, RESULT IN PRODUCT LIABILITY OR DECREASE MARKET ACCEPTANCE OF OUR PRODUCTS, SERVICES AND SYSTEMS.

     The technology underlying our digital media products, services and systems is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services and systems are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Any defects in our products, services and systems could:

          .    Damage our reputation;

          . Cause our customers to initiate product liability suits against us;

          .    Increase our product development resources;

          .    Cause us to lose sales; and

          . Delay market acceptance of our digital media services and systems.

     We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

WE RELY ON STRATEGIC RELATIONSHIPS TO PROMOTE OUR SERVICES AND PRODUCTS; IF WE FAIL TO MAINTAIN OR ENHANCE THESE RELATIONSHIPS, OUR ABLILITY TO SERVE OUR CUSTOMERS AND DEVELOP NEW SERVICES AND APPLICATIONS COULD BE HARMED.

     Our business depends, in part, upon relationships that we have with strategic partners such as Microsoft, RealNetworks, Sony, Carnegie Mellon University and Fraunhofer Institute. We rely, in party, on strategic relationships to help us:

          . Maximize the acceptance of our products by customers through distribution arrangements;

          . Increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;

          .    Increase awareness of our Sonic Foundry and MediaSite brands; and

          . Increase the performance and utility of our products and services.

     We would be unable to realize many of these goals without the cooperation of these partners. We anticipate that the efforts of our strategic partners will become more important as the availability and use of multimedia content on the Internet increases. For example, we may become more reliant on strategic partners to provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. Due to the evolving nature of the Internet media infrastructure market, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. The loss of our existing strategic relationships, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results could make it difficult to strengthen our technology development and to increase the adoption of our products and services.

IN OUR SOFTWARE SEGMENT, WE RELY UPON DISTRIBUTORS TO INCREASE OUR MARKET PENETRATION SO THE LOSS OF ONE OR MORE DISTRIBUTORS, OR THE RETURN BY THE DISTRIBUTORS OF A LARGE AMOUNT OF OUR PRODUCT, WOULD HARM OUR SALES.

     We have contracts with Navarre Corporation, and other U.S. companies, that distribute our software products to various computer resellers, value-added resellers, catalog distributors and smaller retail outlets. Navarre Corporation accounted for 14% of total revenues and 24% of software revenues for fiscal 2001. Our contract with Navarre requires us to accept the return of any of our products that it does not sell and to credit it for the value of these products. It also provides Navarre with protection for the value of their inventory in the event that we lower our prices. If these distributors fail to continue to carry our products, return large quantities of our products to us, or competitive pressures require us to lower the prices of the products that we supply to them, our business will suffer.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT PROPORTION OF OUR REVENUES SO THE LOSS OF, OR DELAY IN PAYMENT FROM, ONE OR A SMALL NUMBER OF CUSTOMERS COULD HARM OUR SALES.

     A limited number of customers have accounted for a majority of our revenues in our media services segment and will continue to do so for the foreseeable future. During the year ended September 31, 2001, two of our customers in that segment accounted for approximately 23% of our media services revenue. We believe that a small number of customers will likely continue to account for a significant percentage of our media services revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to timely complete or deliver a project during a given quarter will reduce revenues for the quarter. In addition, if any customer fails to pay amounts it owes us, or if we lose a key customer, our sales will suffer.

DUE TO OUR LICENSE AGREEMENT WITH CARNEGIE MELLON UNIVERSITY, WE MAY FACE COMPETITION IN OUR PUBLISHER(TM) PRODUCT AND WE MAY LOSE THE ABILITY TO SELL THAT PRODUCT IN THE FUTURE.

     Our Publisher(TM) product is based in part on licensed technology from Carnegie Mellon. As part of the MediaSite transaction we acquired a nonexclusive license to use certain technology in that product and have recently negotiated an exclusive license as to certain competitors. Because the exclusivity is limited to a defined list of competitors, a risk exists that Carnegie Mellon could license the technology to another party that is not currently a named competitor, but could become competitive with us. Moreover, if the License Agreement were to terminate before the underlying patents expired, we would lose the ability to sell the products covered by the License Agreement.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

     Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depends on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality agreements with our employees and third parties and "shrink wrap" licenses. Recently, we have undertaken additional efforts to identify which of our proprietary processes and algorithms may be patentable, and we currently have several patent applications pending with the U.S. Patent and Trademark Office. If patents are not issued as a result of any of these applications, or if we cannot afford to enforce them, other parties may infringe on our proprietary rights.

     Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of our intellectual property.

     Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights or to determine the validity and scope of other parties' proprietary rights.

     We face the risk that our customers might not have all necessary ownership or license rights in the content for us to perform our encoding services. Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, and exposing us to awards of damages and costs and diverting management's attention.

     Because we host audio and video content on Web sites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host.

     Third parties may claim infringement by us with respect to past, current, or future technologies. If a third party's claim of intellectual property right infringement were to prevail, we could be forced to pay damages, comply with injunctions, or halt distribution of our products while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. In addition, we have agreed to indemnify certain distributors and original equipment manufacturers, or OEMs, for infringement claims of other parties. If these other parties sue the distributors or OEMs, we may be responsible for defending the lawsuit and for paying any judgment that may result.

     We may be unable to retain technology licensed or obtained from third parties and strategic partners.

     We rely upon licenses from third parties and strategic partners for some of our technologies. These companies that license the technologies to us may decide to discontinue the licenses at any time. If they do so, our business may suffer

WE MAY BE UNABLE TO OBTAIN THE EXPECTED BENEFITS OF OUR RECENT ACQUISITIONS.

     Our acquisition of certain assets of MediaSite, Inc., which was completed in October 2001, will require devoting our resources to setting up a new media systems segment. In addition, in February 2002, we acquired certain assets of Digital Savant, Inc.

     We may not be able to successfully assimilate the personnel, technology, operations and customers of these acquisitions into our business. In addition, we may fail to achieve the anticipated synergy from these acquisitions, including product, systems and software development, and other operational synergies. The integration process of these businesses may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives.

     In addition, it is possible that an unforeseen liability may arise from our acquisition of these companies and result in a claim against us.

OUR REVENUES FROM OUR FOREIGN CUSTOMERS ARE SUBJECT TO ADDITIONAL RISKS ARISING FROM FOREIGN OPERATIONS.

     We maintain a media services facility in Toronto, Canada, which provides services primarily to Canadian and other international customers and we distribute our software products in approximately 30 countries through 30 international distributors. Net revenues from international customers accounted for 22% of total net revenues for the nine-month period ended June 30, 2002.

     We are subject to the normal risks of doing business internationally. These risks include:

        .  Unexpected changes in laws or regulatory requirements.

        .  Political instability.

        .  Export and import restrictions.

        . Actions by third parties such as discount pricing and business techniques unique to foreign countries.

        .  Tariffs and trade barriers and limitations on fund transfers.

        . Longer payment cycles and problems in collecting accounts receivable.

        . Potential adverse tax consequences.

        . Exchange rate fluctuations.

        . Economic conditions including inflation, high tariffs, or wage and price controls.

        . Increased risk of piracy and limits on our ability to enforce our intellectual property rights.

WE MAY BE SUBJECT TO ASSESSMENT OF SALES AND OTHER TAXES FOR THE SALE OF OUR PRODUCTS, LICENSE OF TECHNOLOGY OR PROVISION OF SERVICES.

     We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than Wisconsin. The federal Internet Tax Freedom Act, passed in 1998, imposes a three-year moratorium on discriminatory sales taxes on electronic commerce, which was recently extended for 2 additional years. We cannot assure you that this moratorium will be re-extended. Further, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would suffer if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

THE CONCENTRATION OF OWNERSHIP BY OUR AFFILIATED STOCKHOLDERS MAY DELAY OR PREVENT ANY MERGER OR TAKEOVER OF THE COMPANY, WHICH MAY LIMIT THE AMOUNT OF PREMIUM A STOCKHOLDER WOULD OTHERWISE OBTAIN ON HIS COMMON STOCK.

     Certain of our existing stockholders have significant influence over our management and affairs, which they could exercise against your best interests. As of June 30, 2002, our officers and directors, together with entities that may be deemed affiliates of or related to such persons or entities, beneficially owned over 30% of our outstanding common stock. As a result, these stockholders, acting together, may be able to influence significantly our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquiror from making a tender offer for our shares. This concentration of ownership could also adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay.

PROVISIONS OF OUR CHARTER DOCUMENTS AND MARYLAND LAW COULD ALSO DISCOURAGE AN ACQUISITION OF OUR COMPANY THAT WOULD BENEFIT OUR STOCKHOLDERS.

     Provisions of our articles of incorporation and by-laws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for classified voting, which means that our stockholders may vote upon the retention of only one or two of our six directors each year. Moreover, Maryland corporate law restricts certain business combination transactions with "interested stockholders."

AN INVESTMENT IN OUR COMMON STOCK IS RISKY BECAUSE THE PRICE OF OUR STOCK HAS BEEN VOLATILE AND WE COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET.

     Our common stock price, like that of many companies in the Internet industry, has been and may continue to be extremely volatile, and there is a risk we could be delisted from the Nasdaq National Market. The market price of our common stock has declined significantly in recent months, and we expect that it will continue to be subject to significant fluctuations as a result of variations in our quarterly operating results and volatility in the financial markets. Our stock has traded below $1.00 within the last several weeks. If our stock trades below $1.00 for 30 consecutive business days, we may receive notice from the Nasdaq National Market that we need to comply with the requirements for continued listing on the Nasdaq National Market within 90 calendar days from such notification or be delisted. If our stock is delisted from the Nasdaq National Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. Additionally, our stock may be subject to "penny stock" regulations. If our common stock were subject to "penny stock" regulations, which apply to certain equity securities not traded on the Nasdaq National Market which have a market price of less than $5.00 per share, subject to limited exceptions, additional disclosure would be required by broker-dealers in connection with any trades involving such penny stock.

EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS AND EXERCISE OF OUTSTANDING CONVERTIBLE NOTES, WILL RESULT IN FURTHER DILUTION.

     The issuance of shares of common stock upon the exercise of our outstanding options and warrants and the conversion of outstanding convertible notes, will result in dilution to the interests of our stockholders, and may reduce the trading price and market for our common stock.

     As of August 19, 2002, we had outstanding options and warrants to acquire 8,895,289 shares of common stock, 2,698,791 of which are subject to future vesting. Included in the foregoing are 6,132,793 options which have been granted under our 1995 Employee Stock Option Plan, our 1999 Non-Qualified Stock Option Plan and our Non-Employee Director Stock Option Plan, 3,434,002 of which are immediately exercisable. Also, being registered with this prospectus are 75,000 shares which may be acquired upon exercise of warrants.

     To the extent that these stock options or warrants are exercised or notes are converted, the dilution to the interests of our stockholders and you as an investor will likely occur. We may seek to pay a portion of the near-term principal payments on our convertible notes in stock. Additional options and warrants may be issued in the future at prices not less than 85% of the fair market value of the underlying security on the date of grant. Exercise of these options or warrants, conversion of the notes, issuance of shares of common stock to satisfy principal payments on the convertible notes or even the potential of their exercise, issuance or conversion may have an adverse effect on the trading price and market for our common stock. The holders of our options or our warrants are likely to exercise them, and the holders of our notes are more likely to convert them, at times when the market price of the common stock exceeds the exercise price of the securities. Accordingly, the issuance of shares of common stock upon exercise of the options, warrants, or conversion of the notes will likely result in dilution of the equity represented by the then outstanding shares of common stock held by other stockholders. Holders of our options, warrants, or conversion of the can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise or conversion terms provided by these options, warrants or convertible notes.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD LOWER OUR STOCK PRICE.

Sales of a substantial number of shares of common stock in the public market, including 3,574,601 shares issued to the former stockholders of MediaSite, Inc., which we recently registered, or the perception that these sales may occur, could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus driving the common stock price down. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

SELECTED FINANCIAL DATA

Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise. The Company is required to complete the initial step of a transitional impairment test within six months of adoption of SFAS No. 142. During the first quarter of 2002 the Company retained an outside valuation firm to assist in the completion of the transitional impairment test. It was determined that the remaining goodwill of the media services reporting unit associated with the acquisitions of STV and International Image was entirely impaired, which resulted in a $44,732,000 charge reflected as a cumulative effect of changes in accounting principle.

Subsequent impairment charges for MediaSite or other acquisitions, if any, will be reflected as an operating expense in the income statement. Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net income and earnings per share would have been as follows:

                                                                                           Nine months ended
(in thousands, except per share data)          Years Ended September 30,                   June 30,
                                               -------------------------                   --------
                                               2001             2000         1999          2002          2001
                                               ----             ----         ----          ----          ----
Reported net loss                              $   (49,860)     $  (34,922)  $  (5,997)    $  (52,765)   $  (38,486)
Add back cumulative effect of changes in
accounting principle                                     -               -           -         44,732             -
Add back goodwill amortization                      27,478          14,300           -              -        20,753
                                               --------------------------------------------------------------------
Adjusted net loss                              $   (22,382)     $  (20,622)  $  (5,997)    $   (8,033)   $  (17,733)
                                               ====================================================================

Basic and diluted - net loss per share
 Reported net loss per share                   $     (2.25)     $    (1.89)  $   (1.06)    $    (1.99)   $    (1.75)
Cumulative effect of changes in
accounting principle                                     -               -           -           1.69             -
Goodwill amortization                                 1.24             .77           -              -           .94
                                               --------------------------------------------------------------------
Adjusted net loss per share                    $     (1.01)     $    (1.12)  $   (1.06)    $     (.30)   $     (.81)
                                               ====================================================================

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders; all proceeds will go to the Selling Stockholders.

             MARKET FOR COMMON EQUITY, DIVIDEND POLICY, AND RELATED
                               STOCKHOLDER MATTERS

Our common stock was traded on the American Stock Exchange under the symbol "SFO" since our initial public offering in April of 1998 until April 21, 2000. On April 24, 2000, our common stock began trading on the Nasdaq National Market under the symbol "SOFO".

The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the American Stock Exchange or the NASDAQ National Market. Price per share data and share data set forth below and otherwise in this prospectus reflect a two-for-one stock split distributed to stockholders of record on April 7, 2000.

                                                          High        Low
                                                       ----------   ---------
Fiscal Year Ended September 30, 1999
  First Quarter ................................             7.44        2.69
  Second Quarter ...............................             5.44        3.35
  Third Quarter ................................            10.38        5.07
  Fourth Quarter ...............................             6.13        3.94

Fiscal Year Ended September 30, 2000
  First Quarter ................................            12.75        4.25
  Second Quarter ...............................            64.97       11.34
  Third Quarter ................................            49.63        9.38
  Fourth Quarter ...............................            20.81        5.75

Year Ended September 30, 2001
     First Quarter ................................        8.31     1.09
     Second Quarter ...............................        6.00     1.25
     Third Quarter ................................        2.59     1.13
     Fourth Quarter ...............................        2.40     1.10

Fiscal Year Ending September 30, 2002
     First Quarter ................................        4.44     1.00
     Second Quarter ...............................        3.27     2.04
     Third Quarter ................................        2.57     1.14
     Fourth Quarter (through August 26, 2002)  ....        1.40     0.89

The last traded price on August 23, 2002 for our common stock was $1.04. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

The Company has not paid any cash dividends and does not intend to pay any cash dividends in the foreseeable future.

At August 26, 2002 there were 397 common stockholders of record. Many shares are held by brokers and other institutions on behalf of stockholders and are therefore not included in these numbers.

                              SELLING STOCKHOLDERS

In February 2002, we purchased certain assets of Digital Savant, Inc., including their media asset management software, Media Taxi(TM), and as part of the consideration for such purchase we issued Digital Savant 221,000 Shares.

In June 2002, we partially settled litigation with certain of the former shareholders of International Image Services, Inc. (now doing business as Sonic Foundry Media Services). As part of the settlement, we agreed to issue to the 2 largest former shareholders of International Image, 1456096 Ontario Limited and 1456097 Ontario Limited (the "II Shareholders"), 500,000 Shares of our common stock.

In May 2002, the Company entered into a warrant agreement with Gary Feracota pursuant to which Mr. Feracota was granted warrants to acquire 50,000 exercisable shares of common stock at a price of $1.16.

In February 2002, the Company entered into warrant agreements with H.C. Wainwright and several of its representatives pursuant to which H.C. Wainwright and such representatives were granted warrants to acquire a total of 25,000 shares at a price of $2.94 per Share.

This Prospectus covers the 221,000 Shares issued to Digital Savant, the 500,000 Shares issued to the former Shareholders of International Image and the 75,000 Shares to become issuable upon exercise of the warrants held by Mr. Feracota, H.C. Wainwright and certain of its representatives.

The following table sets forth certain information as of August 27, 2002 with respect to the Selling security holders.

--------------------------------------------------------------------------------------------
BENEFICIAL OWNERS                          NUMBER OF       NUMBER OF    NUMBER OF
                                           SHARES OF       SHARES OF    SHARES OF
                                           COMMON          COMMON       COMMON
                                           STOCK           STOCK        STOCK
                                           BENEFICIALLY    INCLUDED IN  BENEFICIALLY
                                           OWNED           OFFERING     OWNED AFTER
                                           BEFORE THE                   OFFERING (1)
                                           OFFERING
--------------------------------------------------------------------------------------------
STOCKHOLDERS

--------------------------------------------------------------------------------------------
Digital Savant, Inc. (2)                   221,000         221,000      0

--------------------------------------------------------------------------------------------
1456096 Ontario Limited (3)                390,000(4)      250,000
--------------------------------------------------------------------------------------------
1456097 Ontario Limited (4)                362,000(6)      250,000
--------------------------------------------------------------------------------------------
WARRANT HOLDERS

--------------------------------------------------------------------------------------------
Gary Feracota                              51,500          50,000       0

--------------------------------------------------------------------------------------------
Matt Balk (5)                              500             500          0

--------------------------------------------------------------------------------------------
Scott Weisman (6)                          1,000           1,000        0

--------------------------------------------------------------------------------------------
Eric Singer (7)                            10,000          10,000       0

--------------------------------------------------------------------------------------------
Jason Adelman (8)                          1,000           1,000        0

--------------------------------------------------------------------------------------------
H.C. Wainwright (11)                       12,500          12,500       0

--------------------------------------------------------------------------------------------

(1) Assumes all stock registered hereby is sold in the Offering. Following the Offering, no selling stockholder will beneficially own more than 1% of our total common stock outstanding.
(2) Alex Shohet is the majority shareholder and President of Digital Savant, Inc. By reason of such relationships, Mr. Shohet may be deemed to have dispositive power over the shares of our common stock owned by this selling stockholder. Mr. Shohet disclaims beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D and Regulation 13G of the Securities Exchange Act of 1934.
(3) Charles Ferkranus is the sole member of 1456096 Ontario Limited. By reason of such relationship, Mr. Ferkranus may be deemed to have dispositive power over the shares of our common stock owned by this selling stockholder. Mr. Ferkranus disclaims beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934.
(4) Michael Ferkranus is the sole member of 145097 Ontario Limited. By reason of such relationship, Mr. Ferkranus may be deemed to have dispositive power over the shares of our common stock owned by this selling stockholder. Mr. Ferkranus disclaims beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D and Regulation 13G of the Securities Exchange Act of 1934.
(5) Mr. Balk is an employee of H.C. Wainwright.
(6) Mr. Weisman is an employee of H.C. Wainwright.
(7) Mr. Singer is an employee of H.C. Wainwright.
(8) Mr. Adelman is an employee of H.C. Wainwright.
(9) Dr. Bryan Zwan is the sole member of ZG Consulting, LLC, which is the majority shareholder of H.C. Wainwright Holding Corp., which is the sole shareholder of H.C. Wainwright. By reason of such relationship, Dr. Zwan may be deemed to have voting and dispositive power over the shares of our common stock owned by this selling stockholder. Dr. Zwan disclaims beneficial ownership of such shares of our common stock. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by this selling stockholder, as those terms are used for purposes of Regulation 13D and Regulation 13G of the Securities Exchange Act of 1934.

                              PLAN OF DISTRIBUTION

Resales of the Shares by the Selling Stockholders may be made on the Nasdaq National Market, in the over-the-counter market, in private transactions, or in a combination of such methods of sale. The Shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Stockholders may effect such transactions by selling some or all of the Shares through broker-dealers who may act solely as agent and or may acquire Shares as principal or in one or more underwritten offerings on a firm commitment or best efforts basis. Sales of shares may also be made pursuant to Rule 144 under the Securities Act of 1933, as amended. To the extent required under the Securities Act of 1933, as amended, the aggregate amount of Selling Stockholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Stockholder and/or purchasers of Selling Stockholders' Shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign its Shares to lenders or others and each of those persons will be deemed to be a "Selling

Stockholder" for purposes of this prospectus. The number of Shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledges, donees or other successors will be deemed Selling Stockholders hereunder.

The Selling Stockholders may engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver Shares in connection with these trades. A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the Shares by such broker-dealers.

The Selling Stockholders may pledge their Shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged Shares.

                                  LEGAL MATTERS

The legality of the issuance of the Shares offered in this prospectus will be passed upon for the Company by McBreen & Kopko, Chicago, Illinois. Frederick H. Kopko, Jr., a member of that firm and a director of the Company, beneficially owns 183,192 shares of our Common Stock and has options and warrants to purchase 200,000 shares of our Common Stock.

                                     EXPERTS

The financial statements of Sonic Foundry, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                    INFORMATION CONTAINED ONLY IN PROSPECTUS

We have not authorized anyone to give information beyond what is set forth in this prospectus. Sales of the Shares described in this prospectus are not directed at anyone in any jurisdiction in which an offer or solicitation of such securities is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus is correct as of the date of this prospectus. Neither delivery of this prospectus nor any sale made pursuant to this prospectus shall imply that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                                Table of Contents

Where You Can Find More Information .......................................    2
Information Incorporated by Reference .....................................    2
Forward Looking Information ...............................................    3
Summary of the Business ...................................................    3
Risk Factors ..............................................................    4
Use of Proceeds ...........................................................   15
Market for Common Equity, Dividend Policy, and Related
Stockholder Matters .......................................................   15
Selling Stockholders ......................................................   16
Plan of Distribution ......................................................   18
Legal Matters .............................................................   19
Experts ...................................................................   19
Information Contained Only in Prospectus ..................................   19

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee ...............................          $    83.79

Legal fees and expenses ............................          $15,000.00

Accounting fees and expenses .......................          $10,000.00


Total ..............................................          $25,083.79
                                                              ==========

Item 15. Indemnification of Directors and Officers.

Our Articles of Incorporation limit the liability of our directors, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by the Maryland General Corporation Law, or MGCL. Accordingly, pursuant to the terms of the MGCL as presently in effect, we may indemnify any director unless it is established that:

- the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

- the director actually received an improper personal benefit in money, property or services;

- or in the case of any criminal proceeding, the directors had reasonable cause to believe that the act or omission was unlawful.

In addition, our Bylaws require us to indemnify each person who is or was, a director, officer, employee or agent of ours to the fullest extent permitted by the laws of the State of Maryland in the event he is involved in legal proceedings by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership or other enterprise. We may also advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, upon terms and conditions, if any, deemed appropriate by the Board of Directors upon receipt of an undertaking by or on behalf of such director or officer to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified as authorized by the laws of the State of Maryland. In addition, we carry director and officer liability insurance

In connection with this offering, certain of the Selling Stockholders have agreed to indemnify us, our directors and officers and each such person who controls us, against any and all liability arising from inaccurate information provided to us by the Selling Stockholders and contained herein.

Item 16.  Exhibits

Exhibit Number     Description of Document
--------------     -----------------------

4.1(1)             Amended and Restated Articles of Incorporation (2).

4.2(1)             Amended and Restated By-Laws (2).

4.3(1)             Specimen Common Stock Certificate.

5.1(1) Opinion of McBreen & Kopko, regarding the legality of the securities.


10.1(2)            Warrant Agreement (identical for all holders)

23.1(3)            Consent of McBreen & Kopko (see Exhibit 5.1).

23.2(3)            Consent of Ernst & Young LLP.


24.1               Power of Attorney (see page II-4).


(1) Incorporated by reference from Registration Statement No. 333-46005 on Form SB-2 filed on February 10, 1998.


(2) Incorporated by reference from Registration Statement No. 333-98795 on Form S-3 filed on August 27, 2002.
(3)  Filed herewith.

Item 17. Undertakings.

1. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on September 13, 2002.


                               SONIC FOUNDRY, INC.

                               By:


                               /s/ Rimas Buinevicius
                               ---------------------------------
                               Rimas P. Buinevicius, Chairman, Chief Executive Officer and Director



                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rimas P. Buinevicius and Kenneth A. Minor, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                              Title
Date


/s/ Rimas P. Buinevicius        Chief Executive Officer and Chairman
------------------------
Rimas P. Buinevicius
September 13, 2002

/s/ Rimas P. Buinevicius*       President and Director
------------------------
Monty R. Schmidt
September 13, 2002

/s/ Rimas P. Buinevicius*       Chief Technology Officer and Director
------------------------
Curtis J. Palmer
September 13, 2002

/s/ Kenneth A. Minor            Chief Financial Officer and Secretary
------------------------
Kenneth A. Minor
September 13, 2002

/s/ Rimas P. Buinevicius*       Director
------------------------
Frederick H. Kopko, Jr.
September 13, 2002

/s/ Rimas P. Buinevicius*       Director
------------------------
Arnold B. Pollard
September 13, 2002

/s/ Rimas P. Buinevicius*       Director
------------------------
David C. Kleinman
September 13, 2002



*Pursuant to Power of Attorney

Exhibit Index

Exhibit Number           Description of Document
--------------           -----------------------

4.1(1)                   Amended and Restated Articles of Incorporation (2).

4.2(1)                   Amended and Restated By-Laws (2).

4.3(1)                   Specimen Common Stock Certificate.

5.1(1)                   Opinion of McBreen & Kopko, regarding the legality of
                           the securities.


10.1(2)                  Warrant Agreement (identical for all holders)

23.1(3)                  Consent of McBreen & Kopko (see Exhibit 5.1).

23.2(3)                  Consent of Ernst & Young LLP.


24.1                     Power of Attorney (see page II-4).

(1) Incorporated by reference from Registration Statement No. 333-46005 on Form SB-2 filed on February 10, 1998.


(2) Incorporated by reference from Registration Statement No. 333-98795 on Form S-3 filed on August 27, 2002.
(3)  Filed herewith.